82-5097

AQUARIUS
PLATINUM LIMITED

04036221

RECEIVED
2004 AUG 13 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

12 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	12 August 2004	ASX & LSE	Announcement	Final Results and Appendix 4E for the period Ending 30 June 2004

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

12 August 2004

ANNUAL RESULTS: 30 JUNE 2004

AQUARIUS DELIVERS CONTINUED PRODUCTION AND EARNINGS GROWTH

- Net profit up at $28.7 million

- Full year dividend increased to US6 cents per share

Highlights of the year:

Operational

- Group attributable production up 13% to 307,063 PGM ounces (2003: 271,727 PGM ounces)
- Kroondal production record
- Marikana disappointed, particularly in Q4, with slower than anticipated ramp up
- Mimosa Mine expansion complete, production at record levels
- Everest Mine awaiting final financing through the BEE transaction

Financial

- Revenues increased 81% to $194.9 million, including net proceeds of $14.9 million on the disposal of the Waterval mineral rights
- Net profit after tax "cash basis" – $45.8 million (US 55 cents per share), up 64% from $28.0 million, includes $10.9 million attributable to shareholders of Aquarius on disposal of the Waterval mineral rights
- Accounting profit (to IAS) increased 172% to $28.7 million (35.1 cents per share) after amortisation and depreciation of $17.1 million (and includes $10.9 million on disposal of the Waterval mineral rights)
- Cash balances increase by $61 million to $78 million
- US3 cents per share final dividend declared, payable on 5 October 2004, (2003: 3 cents). Total 2004 dividend (interim and final) up 20% to US6 cents

Strategic

- Black Economic Empowerment (BEE) transaction in advanced phase
- Pooling and Sharing Agreement on track with new plant scheduled for hot commissioning in June 2005
- RK1 Project under construction, first production anticipated in October 2004
- Board strengthened with the appointments of Sir William Purves, Mr David Dix and Mr Edward Haslam as Independent Directors

Aquarius Platinum Group Attributable Production


Record attributable production at 307,063 PGM ounces
Production (PGM ounces)
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
Kroondal attributable
Marikana
Mimosa

82-5097

Aquarius announces consolidated earnings for the year to 30 June 2004 of $28.7 million (cents 35.1 per share) an increase of 172% over the $10.5 million (cents 13.2 per share) achieved in the previous year. Earnings per share increased by 166%. Cash earnings (before depreciation and amortisation) rose by 63% from $28 million to $45.8 million. Profit for the year includes $10.9 million from the disposal of the Waterval mineral rights to Anglo Platinum.

The Directors have declared a final dividend of 3 cents (2003: 3 cents) per share payable on 5 October 2004 to shareholders registered on 15 September 2004. This brings the total dividend payable for the year ended June 2004 to US 6 cents.

Production of PGMs attributable to shareholders of Aquarius rose from 271,727 ounces to 307,063 ounces, an increase of 13% net of 77,436 ounces attributable to Anglo Platinum since November 2003 whereby AQPSA and Anglo Platinum commenced sharing the production at Kroondal. Increased production was also due to a 73% increase in Mimosa's PGM production, and the continued build up of production at Marikana, both of which mitigated the reduced PGM ounces attributable to Aquarius from the Kroondal mine due to the impact of the P&SA.

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "I am pleased to announce that Aquarius has delivered continued production and earnings growth, in line with the strategy of delivering 600,000 PGM ounces of production in 2006.

With regard to Black Empowerment, we have achieved considerable progress, announcing a credible and bankable transaction which, on completion, will see Aquarius comply in full with the equity component of the Broad-Based Socio-Economic Empowerment Charter. These proceeds will be used to construct the new Everest Mine.

Everest is, however, only one of our projects for future growth. Two new projects commenced construction during the year: the P&SA at Kroondal and the RK1 project. While our production profile offers excellent growth from a broader range of assets, these new projects also demonstrate our innovative approach to common-sense deal making. It is in this manner, with our BEE partners, that we will continue to look for opportunities to grow Aquarius beyond our target of 600,000 PGM ounces of production by 2006."

Revenue for the year, net of currency adjustments, was $191.9 million, an increase of 98% over the previous year. Revenue includes net sale proceeds of $14.9 million from the disposal of the Waterval mineral rights to Anglo Platinum in the second half of the financial year. The Waterval mineral rights, located some 3km from Kroondal was not compatible with the Kroondal infrastructure and was subsequently sold following the finalisation of the P&SA during the year. Construction of the new 250,000 tons per month P&SA concentrator is on schedule to hot commission by June 2005. On completion of the new concentrator, Kroondal will produce approximately 500,000 PGM ounces per annum, of which Aquarius' share will be 50%.

Rand : US Dollar Exchange Rate


9
8
7
6
5
4
Mar-2003
Jun-2003
Sep-2003
Dec-2003
Mar-2004
Jun-2004
Rand Dollar Exchange Rate

The Rand appreciated 24% against the US Dollar during the year which continued to place the South African operations, particularly Marikana, under pressure. The currency rates are significant as costs at South African operations are in Rand and revenue is earned in US Dollars.

This impacted revenue in AQPSA as pipeline effects (adjusting revenue recorded at time of production to cash received at the end of the three month pipeline) reduced revenues generated by $3.0M. The strong Rand continues to be the single largest factor impacting earnings at South African operations. While the Aquarius asset profile points to further production, the risk to earnings from further Rand strengthening should not be ignored.

The Company's Zimbabwean operations experienced fluctuating exchange rates throughout the year as a result of revised government exchange control procedures. This, together with the movements in the Rand, has resulted in the Group booking a foreign exchange loss of $3.0 million against profits for the year on the translation of net monetary assets from local currencies to US Dollars.

Cash costs at Kroondal increased 10% to Rand 2,026 per PGM ounce compared to the previous year. This was mainly as a result of revising the amortisation policy and an increase in mine development to meet the demands of increased production for the P&SA. The previous amortisation policy allowed certain ongoing development to be capitalised. This change, whilst increasing cash costs in the short term development phase provides favourable long term benefits as the associated amortisation charge is reduced. The impact of this amounted to Rand 32.6 million. In addition to the above, Rand 3.4 million was spent on rehabilitation of the previously mined open cast areas to reduce final closure costs.

The table below outlines these costs.

	Rand ' 000
Total costs	481,358
Less development costs (previously amortised)	32,651
Less rehabilitation costs	3,382
Cash costs excluding the above	445,325

If these costs are excluded in terms of the former policy the unit cash costs would have been Rand 1,874 per PGM ounce an increase of 1.7%, year on year.

Marikana has underperformed during the year and was impacted by a high incidence of internal waste dilution, oxidised ore and a greater overburden than anticipated in the feasibility study. Consequently, grades and recoveries were adversely affected contributing to the lower than expected PGM ounces produced during the year and high PGM ounce unit costs of R4,031.

Operating costs at the Mimosa Mine increased in US Dollar terms by 27% to $252 per PGM ounce. The increase in cash costs is predominantly attributed to revised electricity tariffs and the introduction of royalties in January 2004. This increased cash costs by approximately $25 per PGM ounce. The Mimosa Mine produces significant base metal by-products, nickel, copper and cobalt. The surge in base metal prices over the last 12 months has reduced the operating unit cash costs to $56 per PGM ounce, a 41% reduction from the previous year.

PGM prices all closed the year higher, with platinum and rhodium in particular reporting strong gains. The PGM basket price (platinum, palladium, rhodium and gold) at our South African mines averaged $606 per PGM ounce for the year, an annualised increase of 19%. At our Mimosa operation where palladium is a more significant component of the basket, the basket price averaged $538 per ounce, an 18 % improvement over the year.

82-5097

Platinum Group Metal Prices ($ per ounce)


1000
800
600
400
200
0
US$/oz
Jun-2003
Sep-2003
Dec-2003
Mar-2004
Jun-2004
Platinum
Palladium
Gold
Rhodium

Interest of $10.7 million was charged to the P&L during the year. This was $8.7 million higher than the previous year during which interest was capitalised whilst Marikana was under construction.

Depreciation increased to $12.1 million from $6.0 million due to capital expenditure on the respective development and expansions at Marikana and Mimosa. Amortisation arising from the fair value uplift at Kroondal reduced to $4.9 million from $11.4 million in the previous year, following the implementation of the P&SA.

Cash balances

Cash balances at the end of the year were $77.9 million, up $60.9 million from the previous year. This increase also includes $17.6 million from asset disposals and $16.4 million from a placement of 3 million ordinary shares completed in October 2003. Cash reserves will be directed towards commitments on the P&SA and debt repayments which commence in November 2004 in terms of the debt facility restructure completed in February 2004.

82-5097

Financials

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2004
$'000

		Half year ended		Year ended	
		30/06/04	**31/12/03**	**30/6/04**	**30/6/03**
Aquarius PGM Production (attributable ounces)		**126,772**	**180,291**	**307,063**	**271,727**
	Note:				
Revenue	(i)	97,332	97,518	194,850	107,360
Foreign Exchange Loss	(ii)	458	(3,433)	(2,975)	(10,498)
Cost of Sales	(iii)	(62,604)	(62,816)	(125,420)	(57,562)
Gross Profit		**35,186**	**31,269**	**66,455**	**39,300**
Amortisation of fair value uplift of mineral properties	(iv)	(2,248)	(2,703)	(4,951)	(11,374)
Gross profit after amortisation of fair value uplift		**32,938**	**28,566**	**61,504**	**27,926**
Admin & operating costs	(v)	(5,209)	(3,410)	(8,619)	(5,926)
FX movements	(vi)	(2,347)	(747)	(3,094)	(1,852)
Profit from operating activities		25,382	24,409	49,791	20,148
Finance costs	(vii)	(5,814)	(4,847)	(10,661)	(2,040)
Profit before tax		**19,568**	**19,562**	**39,130**	**18,108**
Income tax expense		(1,863)	(3,811)	(5,674)	(6,456)
Profit after tax		**17,705**	**15,751**	**33,456**	**11,652**
Minority interest	(viii)	(3,481)	(1,271)	(4,752)	(1,108)
Net profit		**14,224**	**14,480**	**28,704**	**10,544**
EPS (basic – cents)		17.17	17.89	35.07	13.22

Notes on the Consolidated Income Statement

(i) Sales revenue is higher due to increased PGM ounces (35,336 ounces), higher basket prices and net sale proceeds from the Waterval mineral rights ($14.9 million)

(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline

(iii) Cost of sales are higher due to depreciating US Dollar, down 24% against the Rand compared to the previous year.

(iv) Amortisation of fair value uplift of mineral properties reflects lower write-off, recognising the longer life of mine at Kroondal due to the P&SA

(v) Admin costs of the group are higher due to finance restructure costs, increased corporate activity (BEE) and growth of Group operations

(vi) Reflects foreign exchange movements on net monetary assets

(vii) Finance costs are higher as interest expense is no longer capitalised following completion of the Marikana project

(viii) Reflects increased profit attributable to minority interests (Implats 25%) inclusive of Waterval mineral rights net proceeds

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2004
$'000

		Half year ended		Financial year ended	
		30/06/04	**31/12/03**	**30/06/04**	**30/06/03**
	Note:				
Net operating cash inflow	(i)	22,538	31,827	54,365	31,554
Net investing cash (outflow)/inflow	(ii)	381	(10,761)	(10,380)	(65,042)
Net financing cash outflow	(iii)	(1,028)	16,814	15,786	9,874
Net increase (decrease) in cash held		**21,891**	**37,880**	**59,771**	**(23,614)**
Opening cash balance		55,058	16,996	16,996	32,306
Exchange rate movement on cash	(iv)	993	182	1,175	8,304
Closing cash balance		**77,942**	**55,058**	**77,942**	**16,996**

Notes on the June '04 Consolidated Cash flow Statement

(i) Net operating cash flow includes $65 million inflow from operations, $4 million tax paid and $7 million net finance costs

(ii) Reflects payments for mine development and development costs $28 million and proceeds from sale of mining assets $17 million

(iii) Reflects proceeds from issue of shares $16 million, proceeds from repayment of share plan loans $3 million and payment of dividends of $4.8 million

(iv) Reflects impact of strengthening Rand against the $

82-3097

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2004
$'000

	Note:	Half year ended 31/12/03	Half year ended 31/12/02	Financial year ended 30/06/04	Financial year ended 30/06/03
Assets					
Cash assets		55,058	33,391	77,942	17,001
Current receivables	(i)	29,765	30,906	23,262	33,082
Other current assets	(ii)	10,371	3,740	10,736	7,156
Non-current receivables	(iii)	4,691	7,093	4,627	7,277
Mining assets	(iv)	327,144	288,347	356,509	301,954
Other non-current assets		144	657	150	155
Total assets		**427,173**	**364,134**	**473,226**	**366,625**
Liabilities					
Current liabilities	(v)	37,650	35,889	40,793	28,888
Non-current payables	(vi)	56,224	43,193	59,600	50,066
Non-current interest-bearing liabilities	(vii)	63,859	47,669	63,689	56,870
Other non-current liabilities	(viii)	55,623	50,318	74,947	54,154
Total Liabilities		**213,356**	**177,069**	**239,029**	**189,978**
Net assets/(liabilities)		**213,817**	**187,065**	**234,197**	**176,647**
Equity					
Parent entity interest		208,494	184,141	224,975	173,053
Minority interest		5,323	2,924	9,222	3,594
Total Equity		**213,817**	**187,065**	**234,197**	**176,647**

Notes on the June '04 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Reduction reflects Aquarius share plan loans repaid
(iv) Increase in mining assets reflects Mimosa mining assets, Marikana plant and Kroondal expansion
(v) Includes current portion of Investec and Implats loans ($14.6 million), tax payable ($6.8 million) and creditors ($19.4 million)
(vi) Reflects non interest bearing portion of Implats shareholder debt
(vii) Reflects Investec loans of $51.9 million and Implats loans of $11.8 million
(viii) Reflects deferred tax liabilities $56.9 million, provision for closure costs $18.0 million

82-5097

Corporate

Board of directors
During the year, the Company strengthened the Board with the appointment of new non-executive Directors: Sir William Purves, Mr David Dix and Mr Edward Haslam. The new Directors bring a broad range of experience that covers banking, corporate finance and the metals and mining industry. During the year Mr James Slade and Mr Walter Vorwerk retired from the Board.

Capital raising
In October 2003, Aquarius arranged a placement of 3 million common shares at A$7.80 per share, raising A$23.4 million through Euroz Securities Limited of Australia. The funds were directed towards AQPSA's participation in the Kroondal Mine Pool & Share Agreement (P&SA). Following this placement, Aquarius has 82,753,892 fully paid common shares on issue.

Black Economic Empowerment (BEE)
On 10 December 2003, Aquarius announced a proposed Black Economic Empowerment transaction with a group of investors led by Savannah Resources (Pty) Ltd (the BEE Investors).

Since the transaction was originally announced in December 2003, significant progress has been made on finalising the financing by the BEE Investors. Three South African funding institutions have committed a total of R845 million to SavCon, which completes all funding requirements. SavCon will acquire 29.5% of AQPSA, exchangeable in the future into approximately 23% of Aquarius at R34.96 per share (approximately A$7.93 or approximately £3.07 per share).

Subject to shareholders approval Aquarius will, on completion, be fully compliant with the equity ownership component of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry and commence construction of the Everest Mine, the company's third mine in South Africa.

JSE Securities Exchange South Africa
Following the South African finance minister's speech in February, stating that exchange controls would be relaxed to allow foreign companies to have secondary listings on the JSE, Aquarius' plans to obtain such a listing are in progress.

Interest bearing debt facilities
During the year under review AQPSA successfully negotiated a restructure of its current debt facilities with Investec Bank and ABSA Bank. The restructured facility includes a twelve month moratorium of capital repayments in acknowledgement of the Group's commitments towards the capital works program of the P&SA and offers an improved repayment correlation to the company's anticipated growing production profile.

Projects
Aquarius remains on track to produce 600,000 PGM ounces in 2006. A range of projects in South Africa will provide production growth from new projects (the Everest Mine and RK1) and existing operations (the Kroondal and the P&SA, and the Marikana Mine). In Zimbabwe, the Mimosa Mine may provide some new growth in the coming year.

P&SA development at Kroondal
The P&SA became effective on 1 November 2003. The Life-of-Mine Development Plan has been completed and approved by the joint management committee. Underground development of the new sub-declines and the No 3 decline shaft are well advanced. A total of 467 metres of down-dip development has been completed to date.

Construction of the new 250,000 tons per month concentrator has started and civil works are nearing completion. Hot commissioning is expected to take place early in 2005, ahead of the scheduled June 2005.

AQPSA's share of Capital expenditure commitments to date is R207 million with capital expenditure paid to date at R46 million. Aquarius will fund its portion of the capital for the P&SA from current cash flows, the net proceeds on the disposal of the Waterval mineral rights and the existing debt facility.

Everest Project
Subject to the BEE transaction completion, it is anticipated that construction on the Everest Mine, the company's third mine in South Africa, will commence during the fourth quarter of 2004, with first production in 2006. Everest, with a UG2 reserve of 26.79 million tons at 3.36 g/t PGM containing 2.8 million ounces will attain full production in 2006, producing 225,000 PGM ozs per annum. Upfront engineering work continues in order that the project may be rapidly mobilised.

RK1 Chromite Ore Tailings Retreatment Project (ASACS 50%)
Aquarius is leading a three-member consortium (RK1) in a project to treat chromite tailings through a purpose-built plant at its Kroondal Mine in South Africa. Aquarius holds a 50% interest in the project, via its wholly-owned subsidiary Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS). AQPSA, Kroondal's owner and operator, has been contracted to operate the tailings retreatment plant and will receive a management fee for the services provided.

The project will treat old dumps and current tailings streams derived from the beneficiation processes employed by neighbouring chromite miners in the Kroondal area. Additional chromite will also be produced from these discards. Significant tonnages of dump and current arisings material are available to the project and there will be a clean-up of old dumps on the Kroondal property derived from early chromite mining activities, furthering the Company's commitment to sound environmental practice.

Flotation will be utilised to extract the PGMs. Operating costs therefore will be low as there is no mining, crushing and milling costs associated with the operations. Production costs are expected to be $170 per PGM ounce in the first year reducing to $145 per PGM ounce in year two. The capital costs of construction at R26.3 million are low as the project will be utilizing the Kroondal Mine's infrastructure.

The initial year of the project is expected to yield in excess of 20,000 ounces of PGMs, growing to 28,000 ounces per year from the second year, with half of the production (initially 10,000 ounces) attributable to AQP. Tawana Projects (Pty) Limited has commenced construction of the plant and first production is expected by October 2004, with a ramp-up to full production by December 2004.

Mine Operations

On mine financial performances: $'000	Kroondal	Marikana	Mimosa
PGM ounces (attributable)	160,190	87,176	59,697
Revenue (net of FX variance on sales)	83,379	47,483	41,225
Cash costs	(43,669)	(50,139)	(19,438)
Gross margin	46.5%	(5.5)%	52.8%
Other income	14,769	-	2,479
EBITDA	51,204	(2,577)	19,196

Kroondal and Marikana figures are before outside equity interest

Kroondal Mine (50 %)
Safety
The DIIR rate deteriorated to 1.66 from 1.31 in the previous year. The impact of new safety awareness action campaigns as part of the B22K program have started to show results with the safety rate reducing to 0.62 in the quarter ended June 2004. Safety Workshops continue under a newly established Safety Committee.

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Production
Kroondal achieved 237,626 PGM ounces of production for the year, an increase of 13% on the previous year. The year's production is characterised as one of improving production and managed cost control as a result of the Beyond 22K program (B22K), instituted in August 2003. On 1 November 2003, the P&SA became effective seeing Kroondal commence a further expansion to a targeted annual production of 500,000 PGM ounces, with an increased life-of-mine at full production of 8 years to 2016, tailing off in 2017. Hot commissioning of the new concentrator is expected to take place early in 2005, ahead of the scheduled June 2005. With the P&SA commencing on 1 November 2003, AQPSA attributable ounces are 50% of full production, the balance going to Anglo Platinum. Consequently, attributable production for the year is 160,190 PGM ounces. This is calculated as 4 months of full production (July to October) and 8 months at 50% of total production (November to June).

Production resulted from 3,139,000 ROM tons: 2,862,000 from underground operations and 277,000 ROM tons from open pit operations. The average grade over the period improved 3% to 3.07 g/t from 2.97 g/t over the year. Recoveries also improved by 5% to 77%.

Cash costs at Kroondal increased 10% to Rand 2,026 per PGM ounce compared to the previous year. This was mainly as a result of revising the amortisation policy and an increase in mine development to meet the demands of increased production for the P&SA. The previous amortisation policy allowed certain ongoing development to be capitalised. This change, whilst increasing cash costs in the short term development phase provides favourable long term benefits as the associated amortisation charge is reduced. The impact of this amounted to Rand 32.6 million. In addition to the above, Rand 3.4 million was spent on rehabilitation of the previously mined open cast areas to reduce final closure costs.

If these costs are excluded the unit cash costs would have been Rand 1,874 per PGM ounce an increase of 1.7%, year on year.

The average achieved PGM basket price per ounce for the year was $599, and for nickel and copper $5.56 per lb and $1.06 per lb respectively.

Marikana

Safety
During its first year as an operational mine, Marikana reported a DIIR of 0.85 for the year. Reported accidents were of a minor nature.

Production
Production for the year was 87,176 PGM ounces as the mine continues to build up production to its optimum levels. Production resulted from 1,493,000 ROM tons from open pit operations. The average grade over the period was 3.70 g/t with recoveries at 49%.

Whilst PGM production build up at the mine has not met pre-production expectations to date, particularly in Q4, indications are that Marikana is now encountering improved ore. This will allow the mine to increase its PGM production in coming months. Competent reef has been intersected over approximately two-thirds of the 2.2km strike length of pits, B and C. In the financial year to June 2005, in excess of 80% of the plant feed will be extracted from these pits - at greater depth. This should result in higher average metallurgical recoveries.

A second opencast mining contractor has been appointed to mine the shallow, north-eastern sector of the mine. Although only modest recoveries are expected from the resulting, shallow ore, the economics are favourable due to a low stripping ratio.

Cash costs were Rand 235 per ROM tonne, and Rand 4,031 per PGM ounce. Comparative year on year data is not meaningful as the mine was only handed over to operations in July 2003.

The average achieved PGM basket price per ounce for the year was $627. This was higher than the Kroondal mine due to a higher platinum content in the Marikana ore.

Further efficiencies are expected following the delivery, during the quarter ended June 2004, of the second Pit Viper drill rig and RH 200 face shovel. The associated CAT 789 haul trucks are due for delivery during July and August 2004. The unit rates for this equipment reflect the economies of scale that will lead to a reduction in overall mining costs.

The plant has proven its ability to process the designed throughput of 128,000 tons per month with a record 146,000 tons processed in June 2004. All designed plant operating parameters have been met with respect to grind, concentrate quality and costs.

Contractor dispute

A dispute arose between the company and the mining contractor at Marikana Mine, regarding interpretation of the mining cost escalation formula, especially as it relates to the foreign component of the formula. A commercial solution proposed by the company to resolve the dispute with the contractor over the so-called "Rise and Fall" clause has been rejected by the contractor who has now indicated that they intend to refer the matter to arbitration.

Council has advised that the earliest date for arbitration could be March 2005. In the meantime, the contractual formula continues to be applied on the basis which the company believes was agreed by the contractor. Due to the nature of the dispute, namely the application of the formula and the foreign component, it is not possible to quantify the dispute in Rand terms. The directors of the company in consultation with Council, are of the opinion that the ruling will favour Aquarius.

Mimosa Mine (Aquarius 50%)

Safety

Regrettably one fatality occurred in January 2004 as a contractor's employee was returning to surface from the underground operations. The DIFR (Disabling Injury Frequency Rate) DIFR rate on an annual basis has reduced from 0.87 to 0.52. Encouragingly the DIFR during the last quarter of the financial year to June 2004 was 0.48.

Production

PGM production for the year was 119,389 ounces (attributable to Aquarius 59,697 ounces) compared to 69,040 PGM ounces, a 73% increase. The increase is a result of the successful commissioning of the expanded Mimosa operations. This production was derived from a milled tonnage of 1,334,000 tons. The average grade over the year was 3.71, slightly down from 3.73 in the previous year. Recoveries improved to 76% from 70% in the previous year.

Production resulted from 1,334,000 ROM tons from underground operations.

Cash costs per ounce for the year were $252 per PGM ounce. After by-product credits cash costs per ounce were $56 per PGM ounces. Base metals (nickel, copper and cobalt) - which form the by-product credits - contributed approximately 29% of revenue. Whilst cash per PGM ounces before by product credits increased by 27% due to the introduction of a royalty fee on mineral production and changes in the charge for electricity tariffs, cash costs after by-product credits have decreased 41% due to higher base metal prices obtained during the year.

The plant optimisation programme continued during the year. By the end of year, improvement in recovery rates of 2% on all major metals had been achieved whilst maintaining concentrate grades in line with contractual requirements.

Export Incentive Scheme

Mimosa benefited from an Export Incentive Scheme introduced by the government in January 2004. The Scheme entitles exporters to an allowance of 15% based on Free on Board (FOB) value of exports on acquitted Customs Declaration Forms (CDI). The allowances paid out in the form of tradable Duty Free Certificates. Mimosa earned certificates to the value of $4.7 million, 50% of which is attributable to Aquarius.

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STATISTICAL INFORMATION:

		Kroondal		Marikana		Mimosa	
	Unit	12 months June 2004	12 months June 2003	12 months June 2004	12 months June 2003	12 months June 2004	12 months June 2003
Safety							
DIIR	Rate/200,000 man hours	1.66	1.31	0.85	-	0.52	0.87
Revenue Gross revenue	Millions	R869	R805	R334	-	$72	$29
PGM basket Price	$/oz	599	509	627	-	538	456
Gross cash margin		46%	52%	(5%)	-	53%	53%
Nickel Price	$/lb	5.56	3.48	-		5.57	3.89
Copper Price	US¢/lb	106	72	-		95	72
Ave R/$ rate		6.86	9.05	6.86	-	-	-
Cash Costs							
Per ROM ton	R/ton	153	130	235	-	-	-
	$/ton	22	14	34	-	23	17
Per PGM ounce	R/oz	2,026	1,842	4,031	-	-	-
	$/oz	295	204	588	-	252	199
Per PGM ounce after	R/oz	1,951	1,721	3,929	-	-	-
By-product credit	$/oz	284	191			56	95
Capital expenditure							
Current 100%	R "000s	28,894	39,666	6,442	-	-	-
	$ '000s	4,212	4,383	939	-	9,287	1,630
Expansion 100%	R "000s	91,805	-	-	325,000	-	-
	$ '000s	13,383	-	-	35,991	4,257	20,693
Mining Processed							
Underground	ROM ton "000	2,862	2,624	-	-	1,334	755
Open Pit	ROM ton "000	277	335	1,493	695	-	-
Total	ROM ton "000	3,139	2,959	1,493	695	1,334	755
Grade							
Plant Head	g/t	3.07	2.97	3.70	3.46	3.71	3.73
Recoveries	%	77%	73%	49%	36%	76%	70%
PGM Production							
Platinum	Ozs	143,408	128,811	57,774	20,042	61,422	36,029
Palladium	Ozs	68,223	58,179	22,598	6,787	44,697	25,450
Rhodium	Ozs	24,913	21,175	6,062	1,044	5,036	2,844
Gold	Ozs	1,081	895	742	273	8,234	4,717
Total	**Ozs**	237,626	209,061	87,176	28,146	119,389	69,040
Base Metals Production							
Nickel	Tons	206	172	86	10	1,708	826
Copper	Tons	94	80	50	5	1,402	728
Chromite (000)	Tons (000)	256	231	106	0	52	25

Data reflects 100% of operations.

82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive (appointed 31 March 2004)
Edward Haslam	Non-executive (appointed 1 May 2004)
Catherine Markus	Non-executive
Sir William Purves	Non-executive (appointed 10 February 2004)
Patrick Quirk	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Catherine Markus
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 30 June 2004, the Company had on issue:
82,753,892 fully paid common shares
3,322,300 unlisted options

Substantial Shareholders 30 June 2004	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63
J P Morgan Nominees Australia	5,512,590	7.24
Chase Nominees Limited (FISL)	5,334,526	6.46
ANZ Nominees	5,222,040	6.35
National Nominees Limited	4,786,401	5.78

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

82-5097

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Phil Rooke	General Manager Marikana
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

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Glossary

Aquarius	Aquarius Platinum Limited
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 manhours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Mimosa	Mimosa Mining Company (Private) Limited
MPM	Marikana Platinum Mine
NOSA	National Occupational Safety Association
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGM(s) (4e)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and Rustenburg Platinum Mines Limited, a subsidiary of Anglo Platinum
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
TKO	TKO Investment Holdings Limited
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars

82-5097

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

82-5097

Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2004

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/04	Year ended 30/06/03

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	81 %	to	194,850
Profit from ordinary activities after tax attributable to members	up	172 %	to	28,704 *

Dividends	Amount per security	Franked amount per security
Interim dividend	3 ¢	- ¢
Final Dividend	3 ¢	- ¢

Record date for determining entitlements to the dividend: 15 September 2004

Refer to the Quarterly Results announcement released in conjunction with this appendix 4E to the market on 29th July 2004.

* Consists of

Net profit before non cash charges	up	63 %	to	45,829
Amortisation and depreciation of mining assets				(12,174)
Amortisation of fair value uplift of mineral properties				(4,951)
Net profit after non cash charges	up	172 %	to	28,704

Consolidated income statement

(Year ended 30 June 2004)

	30/06/04 $US'000	30/06/03 $US'000
Revenue	194,850	107,360
Foreign exchange loss	(2,975)	(10,498)
Net revenue after foreign exchange loss	191,875	96,862
Cost of sales	(125,420)	(57,562)
Gross profit	**66,455**	**39,300**
Amortisation of fair value uplift of mineral properties	(4,951)	(11,374)
Gross profit after amortisation of fair value uplift of mineral properties	**61,504**	**27,926**
Administrative costs	(6,077)	(4,745)
Other operating costs	(2,542)	(1,181)
Other foreign exchange loss	(3,094)	(1,852)
Profit from operating activities	**49,791**	**20,148**
Finance costs	(10,661)	(2,040)
Profit before income tax	**39,130**	**18,108**
Income tax on ordinary activities	(5,674)	(6,456)
Net profit from ordinary activities	**33,456**	**11,652**
Net profit attributable to outside equity interests	(4,752)	(1,108)
Net profit for the period attributable to members of Aquarius Platinum Limited	**28,704**	**10,544**

Earnings per security (EPS)

Basic EPS	35.08 cents	13.22 cents
Diluted EPS	35.08 cents	13.21 cents

Consolidated statement of recognised gains and losses

(Year ended 30 June 2004)

	30/06/04 $US'000	30/06/03 $US'000
Foreign currency translation adjustments	12,116	7,561
Net gain not recognised in the income statement	12,116	7,561
Net profit for the year	28,704	10,554
Total recognised gains and losses	**40,820**	**18,115**

82-5097

Consolidated balance sheet

Prepared in accordance with International Financial Reporting Standards (IFRS)

	As at 30/06/04 $US'000	As at 30/06/03 $US'000
Non-current assets		
Receivables	4,627	7,277
Investments	18	21
Property, plant and equipment	132	134
Mining assets	356,509	301,954
Total non-current assets	**361,286**	**309,386**
Current assets		
Cash and cash equivalents	77,942	17,001
Trade and other receivables	23,262	33,082
Investments	4	522
Inventories	10,688	6,249
Other	44	385
Total current assets	**111,940**	**57,239**
Total assets	**473,226**	**366,625**
Non-current liabilities		
Payables	59,600	50,066
Interest bearing liabilities	63,689	56,870
Deferred tax liabilities	56,917	51,063
Provisions	18,030	3,091
Total non-current liabilities	**198,236**	**161,090**
Current liabilities		
Trade and other payables	19,081	16,936
Interest bearing liabilities	14,582	6,334
Current tax liabilities	6,843	5,279
Provisions	287	339
Total current liabilities	**40,793**	**28,888**
Total liabilities	**239,029**	**189,978**
NET ASSETS	**234,197**	**176,647**
Shareholders equity		
Issued capital	12,413	11,963
Share premium reserve	136,669	121,142
Foreign currency translation reserve	13,077	961
Retained earnings	62,816	38,987
Equity attributable to members of Aquarius Platinum Limited	**224,975**	**173,053**
Minority interests	9,222	3,594
TOTAL EQUITY & MINORITY INTEREST	**234,197**	**176,647**

Consolidated statement of cash flows

	30/06/04 $US'000	30/06/03 $US'000
Cash flows related to operating activities		
Receipts from customers	183,578	110,085
Payments to suppliers and employees	(118,860)	(52,036)
Interest and other items of similar nature received	2,299	1,522
Interest and other costs of finance paid	(9,103)	(6,195)
Other income	188	-
Income taxes paid	(3,737)	(21,822)
Net operating cash flows	**54,365**	**31,554**
Cash flows related to investing activities		
Payments for mineral exploration	(1,208)	(1,349)
Payments for acquisition of mineral tenements	-	(3,746)
Payments for mining assets and development costs	(27,308)	(69,110)
Payment for purchases of property, plant and equipment	(33)	(12)
Proceeds from sale of property, plant and equipment	17,671	109
Payment for purchases of equity investments	(2)	-
Redemption of short-term deposits	500	-
Proceeds from disposal of investments	-	(422)
Payments for mine closure/rehabilitation costs	-	(246)
Cash acquired from ZCE Platinum Limited	-	9,734
Net investing cash flows	**(10,380)**	**(65,042)**
Cash flows related to financing activities		
Proceeds from issues of shares	16,471	-
Payments for share issue and listing expenses	(494)	(306)
Proceeds from borrowings	1,627	16,037
Repayment of share-plan loans	2,999	(1,085)
Repayment of borrowings	-	-
Payment of principal portion of hire purchase liability	(8)	-
Dividends paid	(4,809)	(4,772)
Net financing cash flows	**15,786**	**9,874**
Net increase (decrease) in cash held	**59,771**	**(23,614)**
Cash at beginning of period	16,996	32,306
Exchange rate adjustments to opening cash	1,175	8,304
Cash at end of period	**77,942**	**16,996**

Notes to the consolidated income statement

Revenue from ordinary activities

	30/06/04 $US'000	30/06/03 $US'000
Sales revenue	175,062	105,911
Interest revenue	2,299	1,316
Profit on sale of mine properties	14,921	-
Other revenue	2,568	133
Total revenue	194,850	107,360

Cost of sales

	30/06/04 $US'000	30/06/03 $US'000
Amortisation and depreciation	12,174	6,094
Cost of production	112,640	51,221
Royalties	606	247
Total cost of sales	125,420	57,562

Finance costs

	30/06/04 $US'000	30/06/03 $US'000
Interest on borrowings	10,661	10,947
Less interest capitalised in mining assets	-	(8,907)
Total finance costs	10,661	2,040

Income tax on ordinary activities

	30/06/04 $US'000	30/06/03 $US'000
Current foreign tax	4,231	4,018
Deferred foreign tax	1,443	2,438
Income tax expense before minority interest	5,674	6,456

Statement of retained earnings showing movements

Consolidated retained profits

	30/06/04 $US'000	30/06/03 $US'000
Retained profits at the beginning of the financial period	38,987	33,228
Net profit attributable to members	28,704	10,544
Dividends paid	(4,875)	(4,785)
Retained profits at the end of the financial period	62,816	38,987

Details of individual and total dividends and dividend payments

Date the final dividend is payable	To be advised
Record date to determine entitlements to the dividend	To be advised
Has the dividend been declared?	No

82-5097

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	2,482	3 ¢	- ¢
	Previous period	2,393	3 ¢	- ¢
Interim dividend:	Current period	2,482	3 ¢	- ¢
	Previous period	1,595	2 ¢	- ¢

Other disclosures in relation to dividends

The final dividend for the current period of US$0.03 per share has not been provided for in the Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/04 $US'000	30/06/03 $US'000
Net Profit:	33,456	11,652
<u>Adjustments</u>:		
Net profit attributable to outside equity interest	(4,752)	(1,108)
Earnings used in calculating basic and diluted earnings per share	**28,704**	**10,544**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	81,833,344	79,753,892
<u>Effect of dilutive securities</u>:		
Share options	-	85,125
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**81,833,344**	**79,839,017**

82-3097

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/04	**30/06/03**	**30/06/04 $US'000**	**30/06/03 $US'000**
Mimosa Investments Limited	50%	50%	14,230	5,483
Total			**14,230**	**5,483**

Group's share of associates' and joint venture entities':	**30/06/04 $US'000**	**30/06/03 $US'000**
Profit from ordinary activities before tax	15,810	7,135
Income tax on ordinary activities	(1,580)	(1,652)
Profit from ordinary activities after tax	14,230	5,483
Adjustments	-	-
Share of net profit of associates and joint venture entities	**14,230**	**5,483**

Subsequent events

There have been no subsequent events.

Contingent Liability

A dispute arose between the company and the mining contractor at Marikana Mine, regarding interpretation of the mining cost escalation formula, especially as it relates to the foreign component of the formula. A commercial solution proposed by the company to resolve the dispute with the contractor over the so-called "Rise and Fall" clause has been rejected by the contractor who has now indicated that they intend to refer the matter to arbitration.

Council has advised that the earliest date for arbitration could be March 2005. In the meantime, the contractual formula continues to be applied on the basis which the company believes was agreed by the contractor. Due to the nature of the dispute, namely the application of the formula and the foreign component, it is not possible to quantify the dispute in Rand terms. The directors of the company in consultation with Council, are of the opinion that the ruling will favour Aquarius.

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2004	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	130,862	-	41,225	-	172,087
External other revenues	30	16,625	644	2,489	-	19,788
Intersegment revenues	3,176	-	393	-	(3,569)	-
Segment revenue	3,206	147,487	1,037	43,714	(3,569)	191,875
Segment result	176	25,694	(107)	15,810	(2,443)	39,130
Income tax expense						(5,674)
Profit after tax						33,456
Minority interest						(4,752)
Net profit						28,704

82-5097

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	82,753,892	82,753,892		
Changes during current period:				
Increases through issues	3,000,000	3,000,000	$AUD7.80	$AUD7.80
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share				
- Employee options	1,715,000	-	£2.50	23/10/11
" "	133,333	-	£3.43	02/10/12
" "	380,000	-	£3.32	21/11/13
" "	1,093,967	-	£2.54	11/06/14
Changes during current period:				
Issued during current period				
- Employee options	380,000		£3.32	21/11/13
- Employee options	1,093,967		£2.54	11/06/14
		-		
Exercised during current period	-	-	-	-
Expired during current period	266,667	-	£3.43	-

82-5067

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer attached audit report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: ....Date: ...12 August 2004........................
(Company Secretary)

Print name: WILLI BOEHM...